EXHIBIT 99.1

Infobird Co., Ltd

Announces Receipt of Delinquency Notification Letter from Nasdaq

BEIJING, March 31, 2022  /PRNewswire/ – Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), a leading provider of AI-powered customer engagement solutions in China, today announced that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on March 28, 2022 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules (“Listing Rules”) for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company's ordinary shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice provides that the Company has a period of 180 calendar days from the date of the Notice, or until September 26, 2022, to regain compliance with the minimum bid price requirement.

The Notice has no immediate effect on the listing of the Company’s securities. Pursuant to the Notice, the Company has until September 26, 2022 to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before September 26, 2022, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company. In the event that the Company does not regain compliance by September 26, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ordinary shares and will continue to consider its available options to address the deficiency during the compliance period.

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will, “future," "expects," "believes," and "intends," or similar expressions, are intended to identify forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events, results, conditions or performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date they are made. In evaluating such statements, investors and prospective investors should review carefully various risks and uncertainties and other matters identified in the Company’s filings with the U.S. Securities and Exchange Commission. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SOURCE INFOBIRD